

Mail Stop 3561

December 20, 2017

Darius Adamczyk
Chief Executive Officer
Honeywell International Inc.
115 Tabor Road
Morris Plains, NJ 07950

   Re: Honeywell International Inc.
     Registration Statement on Form S-4
     Filed December 7, 2017
     File No. 333-221939

Dear Mr. Adamczyk:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact John Dana Brown at (202) 551-3859 with any questions.

          Sincerely,

          /s/ Justin Dobbie

          Justin Dobbie
          Legal Branch Chief